December 21, 2018

M nica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la Rep blica 4667
Surquillo
Lima 34, Per

       Re: Grana & Montero S.A.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed July 2, 2018
           File No. 001-35991

Dear Ms. Miloslavich:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Financial Information, page 1

1. Please update the current status of your request for relief from the financial statement filing requirements for GPS. In this regard, we note your disclosure in your Form 6-K dated October 29, 2018. Please ensure your disclosures address the implications of not complying with Rule 3-09 of Regulation S-X.
Item 15. Controls and Procedures
D. Changes in Internal Control Over Financial Reporting, page 196

2. You disclose that "We identified material weaknesses in our internal control as described in Item 15.B. above. There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange
Act) that
      occurred during the year ended December 31, 2017 that have materially affected, or are
 M nica Miloslavich
FirstName LastNameM nica Miloslavich
Grana & Montero S.A.A.
Comapany21, 2018
December NameGrana & Montero S.A.A.
December 21, 2018 Page 2
Page 2
FirstName LastName
         reasonably likely to materially affect, our internal control over financial reporting." It is not clear that the identification of material weaknesses is an actual change in your internal control over financial reporting. Please disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d)
         of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. For example, we note that certain material weaknesses you identified as of December 31, 2016 were no longer identified as material weaknesses as of December 31, 2017. Please expand your disclosures to explain how your internal controls over financial reporting where changed such that you were able to remediate prior material weaknesses.
Consolidated Financial Statements
Note 16   Investments in Associates and Joint Ventures, page F-65

3. Please explain how you determined the impairment charge of S/593 million and the resulting S/218 million GSP investment balance as of December 31, 2016 and 2017. In this regard, the information presented in your footnotes should be sufficiently clear and appropriately refer to related Pervian Sol amounts. Please also provide us a comprehensive explanation of how you determined your GSP investment was recoverable as of December 31, 2017. In this regard, we note your reference to political uncertainty and the Peruvian government's failure to hire an audit entity to calculate the Net Book
         Value and lack of the subsequent call for three public auctions. Please tell us the status of any discussions and/or negotiations with the Peruvian government. Please also tell us the status of any public auctions.
4. You disclose on page 110 that you assumed your proportional obligation to repay the project's bridge loan in an amount of US$129 million (S/.433 million) and the project's performance guarantee in amount of US$52.5 million (S/.176 million) and recorded them in your consolidated financial statements as of December 31, 2017. You further disclose that you recorded an account receivable for the same amounts, since you have the right to collect these amounts from GSP. Please address the following comments:
           Reconcile these amounts to the receivable amounts reflected in Note
13. Transactions
             with Related Parties and Joint Operations. Based on the disclosures you recorded in
             Note 13, it appears that the receivable from GPS was discounted;
and
           In light of GPS's bankruptcy and disagreements with the other GPS shareholders, please tell us how you concluded that an asset should be recognized. Specifically address how you determined it was probable that future economic benefits will flow to the Company and that its value can be measured reliably. Please refer to CF 4.44.
Note 19   Other Financial Liabilities, page F-83

5. Please confirm, and revise to clarify, if true, that your Credit Suisse Syndicated
         Loan, your GSP Bridge Loan and any other debt for which you were in default were
 M nica Miloslavich
FirstName LastNameM nica Miloslavich
Grana & Montero S.A.A.
Comapany21, 2018
December NameGrana & Montero S.A.A.
December 21, 2018 Page 3
Page 3
FirstName LastName
         classified as current liabilities at December 31, 2017. Refer to IAS
1.74. Please tell us
         whether you have obtained waivers for the debt instruments where you were in default at, and subsequent to, December 31, 2017. To the extent you have not received waivers, please tell us the current status of negotiations with your lenders and whether any of them have demanded payment. Please ensure you adequately discuss in Management's
         Discussion and Analysis the impact that your default on these loans has had and may continue to have on your liquidity.
Note 37   Discontinued Operation, page F-105

6. Please tell us how you determined that GMD S.A. met the criteria of being a separate major line of business or geographical area of operations in order to be classified as a discontinued operation as defined in IFRS 5.33(a)(ii).


7. Please tell us how the discontinued operations line item on your income statement reconciles to your footnote. Additionally, please revise future filings to reconcile the profit or loss from discontinued operations on your income statement to your footnote as required by IFRS 5.33(b).
8. On page 126, you indicate that your S/ 274.4 million gain from sale of investments includes the profits from your sale of GMD and COGA. Please quantify the gains related to the sale of entities and explain why these gains are not reflected within discontinued
         operations. Please refer to IFRS 5.33(a). In addition, please clarify where the proceeds from your sale of investments are reflected in your statement of cash flows. If they are included in sale of available-for-sale investments, please consider presenting these cash flows separately to avoid confusion with your sale of available-for-sale financial assets.
9. Please reconcile the "Revenues from services provided" and "Revenue from real estate and sale of goods" for the years ended December 31, 2016 and 2015 as reflected in your
         Consolidated Statement of Income on page F-4 to the amounts presented in your Form 20-
         F for the year ended December 31, 2016. We note the difference in these revenues are in excess of the revenues related to your discontinued operations. Please address this comment as it relates to the respective cost of sales for these revenue line items.
Note 38. Events After The Date Of The Statement of Financial Position, page
F-106

10. Please tell us why your investment in Stracon GyM S.A. did not meet the criterion to be classified as assets held for sale and reflected as discontinued operations as of December
         31, 2017. In this regard, we note that prior to December 31, 2017 your board approved the sale of non-strategic assets. Please refer to IFRS 5.6 through 8A and IFRS 5.30.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 M nica Miloslavich
Grana & Montero S.A.A.
December 21, 2018
Page 4

       You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.



                                                       Sincerely,
FirstName LastNameM nica Miloslavich
                                                       Division of Corporation
Finance
Comapany NameGrana & Montero S.A.A.
                                                       Office of Manufacturing
and
December 21, 2018 Page 4                               Construction
FirstName LastName